October 18, 2019

Victor Santos
Chief Executive Officer
CarrierEQ, Inc.
207 South Street, #172
Boston, MA 02111

       Re: CarrierEQ, Inc.
           Amendment No. 4 to Form 10-12G
           Filed September 25, 2019
           File No. 000-56037

Dear Mr. Santos:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance